UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                         MISSION RESOURCES CORPORATION
----------------------------------- -------------------------------------------
                               (Name of Issuer)

                    Common stock, $.01 par value per share
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                        (Title of Class of Securities)



                                   605109107
                    --------------------------------------
                                (CUSIP Number)

                               James L. Foorman
                            Guggenheim Capital, LLC
                      227 West Monroe Street, Suite 4000
                               Chicago, IL 60606
                                (312) 827-0100
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                 July 28, 2005
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box | |.








(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                                 SCHEDULE 13D
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-------------------------                       -------------------------------
CUSIP No. 605109107                   13D                    Page 2 of 6 Pages
-------------------------                       -------------------------------

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  1     NAME OF REPORTING PERSONS:  Stellar Funding, Ltd.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                 (a) | |
                                                                       (b) | |
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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS
        OO
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)                                      | |
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
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     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  N/A
   BENEFICIALLY       ---------------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   0 (see Item 4 below)
    REPORTING         ---------------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   N/A
                      ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0 (see Item 4 below)
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 (see Item 4 below)
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     | |
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 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0% (see Item 4 below)
-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON
        OO
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

                                 SCHEDULE 13D
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-------------------------                       -------------------------------
CUSIP No. 605109107                   13D                    Page 3 of 6 Pages
-------------------------                       -------------------------------

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  1     NAME OF REPORTING PERSONS:  Guggenheim Investment Management, LLC
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 36-4475884
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                 (a) | |
                                                                       (b) | |
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  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        OO
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)                                      | |
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  N/A
   BENEFICIALLY       ---------------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   0 (see Item 4 below)
    REPORTING         ---------------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   N/A
                      ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0 (see Item 4 below)
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 (see Item 4 below)
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     | |
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0% (see Item 4 below)
-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON
        OO, IA
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

                                 SCHEDULE 13D
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-------------------------                       -------------------------------
CUSIP No. 605109107                   13D                    Page 4 of 6 Pages
-------------------------                       -------------------------------

-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS:  Guggenheim Capital, LLC
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                 (a) | |
                                                                       (b) | |
-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        WC
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)                                      | |
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  N/A
   BENEFICIALLY       ---------------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   0 (see Item 4 below)
    REPORTING         ---------------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   N/A
                      ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              0 (see Item 4 below)
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 (see Item 4 below)
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     | |
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0% (see Item 4 below)
-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON
        OO, HC
-------------------------------------------------------------------------------

     This Statement constitutes Amendment No. 1 and is the final amendment ("Final Amendment") to the Statement on Schedule 13D (the "Schedule 13D") initially filed on April 13, 2005 with the Securities and Exchange Commission (the "Commission") by Stellar Funding, Ltd. ("Stellar"), a Cayman Islands exempted company, Guggenheim Investment Management, LLC ("GIM"), a Delaware limited liability company, and Guggenheim Capital, LLC ("GC"), a Delaware limited liability company, in connection with their ownership of shares of common stock, par value $.01 per share (the "Shares") of Mission Resources Corporation ("Mission"), a Delaware corporation. This Final Amendment is being filed by Stellar, GIM and GC.

     Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

     The following is added to Item 4:

     Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 3, 2005, among Mission, Petrohawk Energy Corporation, a Delaware corporation ("Petrohawk"), and Petrohawk Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Petrohawk ("Petrohawk Sub"), on July 28, 2005, Mission was merged with and into Petrohawk Sub and became a wholly owned subsidiary of Petrohawk (the "Merger"). Each share of Mission's common stock (other than shares held by shareholders who perfected their appraisal rights) was converted into the right to receive, at the election of the holder and subject to the terms of the Merger Agreement, either cash or shares of Petrohawk common stock with a value of approximately $8.275 per Share, as determined pursuant to the terms of the Merger Agreement. Therefore, the Reporting Persons no longer hold any securities of Mission.

Item 5.  Interest in Securities of Issuer.

     The following supplements and amends Item 5:

     (a) As a result of the Merger, the Reporting Persons no longer hold any securities of Mission.

Item 7.  Material to be Filed as Exhibits.

          The following documents are being filed as exhibits to this Statement and are incorporated herein by reference:

     (1) Joint Filing Agreement.

                                   Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 29, 2005

                                STELLAR FUNDING, LTD.
                                By:  Guggenheim Investment Management, LLC


                                By:  /s/ Todd Boehly
                                   -----------------------------------------



                                GUGGENHEIM INVESTMENT MANAGEMENT, LLC


                                By:  /s/ Todd Boehly
                                   -----------------------------------------


                                GUGGENHEIM CAPITAL, LLC


                                By:  /s/ Todd Boehly
                                   -----------------------------------------




     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be riled with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

     The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

                            JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, $.01 par value per share, of Mission Resources Corporation. The undersigned further consent and agree to the inclusion of this Joint Filing Agreement (the "Agreement") as an Exhibit to such Schedule 13D. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 29th day of July, 2005.

                                STELLAR FUNDING, LTD.
                                By:  Guggenheim Investment Management, LLC


                                By:  /s/ Todd Boehly
                                   -----------------------------------------



                                GUGGENHEIM INVESTMENT MANAGEMENT, LLC


                                By:  /s/ Todd Boehly
                                   -----------------------------------------



                                GUGGENHEIM CAPITAL, LLC


                                By:  /s/ Todd Boehly
                                   -----------------------------------------